EXHIBT 21

SUBSIDIARIES

1.	Nice Enterprise Trading H.K. Co., Limited

2.	Shishi Rixiang Marine Foods Co., Ltd.

3.	Shishi Huabao Mingxiang Foods Co., Ltd.

4.	Shishi Huabao Jixiang Water Products Co., Ltd.